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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2



                            SOTHEBY'S HOLDINGS, INC.
                                (NAME OF ISSUER)


               CLASS A LIMITED VOTING COMMON STOCK, $.10 PER VALUE
           ----------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   835898 10 7

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                                 (CUSIP NUMBER)


       KENNETH H. GOLD, ESQ.                           ADAM O. EMMERICH, ESQ.
        MIRO WEINER & KRAMER                      WACHTELL, LIPTON, ROSEN & KATZ
     500 NORTH WOODWARD AVENUE                           51 WEST 52ND STREET
  BLOOMFIELD HILLS, MICHIGAN 48304                    NEW YORK, NEW YORK 10019
           (248) 258-1214                                  (212) 403-1000
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communication)

                                  JUNE 3, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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1.           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      A. Alfred Taubman
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)   [ ]

                                                                   (b)   [X]
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3.           SEC USE ONLY

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4.           SOURCE OF FUNDS

             OO
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5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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       NUMBER OF                7.  SOLE VOTING POWER
                                      13,249,818
        SHARES          --------------------------------------------------------
                                8.  SHARED VOTING POWER
     BENEFICIALLY                     None
                        --------------------------------------------------------
       OWNED BY                 9.  SOLE DISPOSITIVE POWER
                                      13,249,818
          EACH          --------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
       REPORTING                      None

      PERSON WITH
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             13,249,818
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              [ ]

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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             23.9
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14.          TYPE OF REPORTING PERSON
             IN
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CUSIP NO. 835898 10 7                   13D                     (PAGE 3 OF 6)


              This Statement on Schedule 13D relates to shares of Class A Limited Voting Common Stock, par value $0.10 per share ("Class A Common Stock"), of Sotheby's Holdings, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by A. Alfred Taubman (the "Reporting Person") on April 15, 1996, as amended by Amendment No. 1, dated January 4, 2001, is hereby amended and supplemented as set forth below (as amended, the "Schedule 13D").

ITEM 2. IDENTITY AND BACKGROUND.

              Item 2 is hereby amended to add the following:

              As widely reported, on December 5, 2001, the Reporting Person was convicted in U.S. District Court for the Southern District of New York of violating the Sherman Act in U.S. v. TAUBMAN, and received a sentence of one year and one day. The Reporting Person has filed an appeal with the U.S. Court of Appeals for the Second Circuit.

ITEM 4. PURPOSE OF TRANSACTION.

              Item 4 is hereby amended to add the following:

              Following discussions with the Issuer, and in order to facilitate a cooperative process with respect to the solicitation of indications of interest in a potential transaction involving the Issuer, including without limitation a sale of or merger involving the Issuer or a sale of the Reporting Person's equity interest in the Issuer (an "Extraordinary Transaction"), the Reporting Person and the Issuer have entered into an agreement (the "Letter Agreement"), which provides that during the 90 days commencing on the date of the Letter Agreement, June 3, 2002 (such period, the "Standstill Term"), the Reporting Person shall not enter into any agreement to sell, assign or transfer all or substantially all of his equity interest in the Issuer. A copy of the Letter Agreement is attached to this Schedule 13D as an exhibit, is incorporated herein by reference, and this description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement.

              Pursuant to the Articles of Incorporation of the Issuer, if the Reporting Person desires to transfer Class B Common Stock of the Issuer constituting, in the aggregate, one percent or more of the then issued and outstanding shares of Class B Common Stock, such transfer may only be made (unless to a Permitted Owner, as defined in the Articles of Incorporation) after complying with a right of first offer for the benefit of the Issuer. The right of first offer procedures are detailed in Article III, Section 2 of the Articles of Incorporation and generally provide that:

              o The transferor must first offer the shares of Class B Common Stock to the Issuer for a stated minimum price. This price may be expressed as a fixed number or as a fixed premium above the trading price of the stock on a given date prior to the date of or completion of the offer.

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CUSIP NO. 835898 10 7                   13D                     (PAGE 4 OF 6)


              o The Issuer or its designee will then have 30 days within which to accept the offer and, if accepted, an additional 60 days within which to complete the purchase of all (but not less than all) of the offered shares.

              o If the Issuer or its designee fails to accept the offer or, through no fault of the offeror, fails to complete the purchase of the offered shares within the applicable periods, then the offeror is free to sell the offered shares on arm's length terms to any non-affiliate on terms no less favorable to the offeror than those offered to the Issuer. provided that the transfer is completed within 135 days after the date on which the offeror first offered the shares to the Issuer.

              o Any shares of Class B Common Stock transferred in accordance with this First Offer procedure, regardless of whether the transferee is the Issuer or any other person, may thereafter be freely transferred without any restrictions.

              The foregoing description is only a general summary and is qualified in its entirety by reference to the Articles of Incorporation of the Issuer.

              In connection with these matters, the Reporting Person has engaged Goldman, Sachs & Co. to assist him, specifically in connection with his evaluation of strategic alternatives with respect to his equity interest in the Issuer, including a possible Extraordinary Transaction. The Reporting Person has terminated the engagement of the investment bank previously retained by the Reporting Person.

              The discussions between the Reporting Person and the Issuer and the cooperative process contemplated by the Letter Agreement may or may not lead to an Extraordinary Transaction, and there can be no assurance whatever in that regard. In addition to pursuing an Extraordinary Transaction together with the Issuer, and subject to the limitations agreed during the Standstill Term, the Reporting Person expects to continue to develop, review and evaluate strategic alternatives with respect to his holdings in the Issuer. These may include a variety of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or other extraordinary transaction involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; continued ownership of shares of Class A Common Stock and Class B Common Stock currently beneficially owned by the Reporting Person; effecting a structured financing or monetization using shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; structuring a loan or loans secured by some or all of the shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; acquiring additional securities of the Issuer; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

              Whether any of the actions set forth above will occur, or whether the Reporting Person may consider other alternatives, will depend upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results

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CUSIP NO. 835898 10 7                   13D                     (PAGE 5 OF 6)



of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, the Reporting Person's overall investment portfolio and objectives and personal needs and related matters. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              1. Letter Agreement, dated June 3, 2002, between The A. Alfred Taubman Restated Revocable Trust, the A. Alfred Taubman 2001 Grantor Retained Annuity Trust, Taubman Investments, LLC and Sotheby's Holdings. Inc.



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CUSIP NO. 835898 10 7                   13D                     (PAGE 6 OF 6)


                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2002
                                     /s/ A. Alfred Taubman
                                    ------------------------------
                                    A. Alfred Taubman



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                                  EXHIBIT INDEX


1. Letter Agreement, dated June 3, 2002, between The A. Alfred Taubman Restated Revocable Trust, the A. Alfred Taubman 2001 Grantor Retained Annuity Trust, Taubman Investments, LLC and Sotheby's Holdings. Inc.